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                      U.S. SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                                   FORM 12b-25/A

                                  AMENDMENT NO . 1

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          NOTIFICATION OF LATE FILING                            SEC FILE NUMBER
                                                                 0-27384
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               (CHECK ONE):                                      CUSIP NUMBER
                                                                 14 0065 10 3
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[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

For Period Ended:  December 31, 1997
     [ ]  Transition Report on Form 10-K
     [ ]  Transition Report on Form 20-F
     [ ]  Transition Report on Form 11-K
     [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form N-SAR

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: All
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PART I -- REGISTRANT INFORMATION
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Full Name of Registrant
Former Name if Applicable
Capital Corp of the West
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Address of Principal Executive Office (STREET AND NUMBER)
550 West Main Street
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City, State and Zip Code
Merced, California 95340
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PART II -- RULES 12b-25(b) AND (c)
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     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or filing made by a money market fund pursuant to Rule 30b3-1, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

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     (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

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PART III -- NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q, or filing made by a money market fund pursuant to Rule 30b3-1 and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company has been working diligently to complete its Form 10-K, including its Annual Report to Shareholders to be incorporated by reference in Form 10-K. The Company recently agreed as a result of a regulatory examination to make additional provisions to it allowance for loan losses, and delays in completing its From 10-K are attributable to time required to reconcile those provisions throughout its management discussion and analysis and related disclosures. Delays in communications with its printer have also prevented the Company making a timely filing. The Company's actual results of operations for the year ended December 31, 1997 were made publicly available in its press release dated March 13, 1998. As reported in its original Form 12b-25, the Company believed it would be able to file From 10-K by April 1, 1998, but it was unable to do so.

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PART IV -- OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification

          David Curtis             (209) 725-2259
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            (Name)                 (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes   [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.: All significant changes have already been reported in the Company's press release dated March 13, 1998.

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                               Capital Corp of the West
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                     (Name of Registrant as specified in charter)

     has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Date:  April 2, 1998            By: /s/ David Curtis
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                                         David Curtis, Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                     ATTENTION

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Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (See 18 U.S.C. 1001).
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